Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main +852-3923-1111 Fax +852-3923-1100

October 31, 2023

Via Edgar Transmission

Mr. Matthew Derby

Mr. Austin Pattan

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Real Messenger Corp. (the “Company”) Amendment No. 2 to Registration Statement on Form F-4 Filed October 10, 2023 File No. 333-273102

Dear Mr. Derby and Mr. Pattan:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 20, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Form F-4”).

For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath each comment.

Amendment No. 2 to Registration Statement on Form F-4 filed October 10, 2023

Cover page

1.	You disclose that Real Messenger shareholders will beneficially own 51.55% of PubCo’s Ordinary Shares and will have 89.72% of the total voting power following completion of the Business Combination. It appears that these percentages, as well as all other percentages of ownership and voting power disclosed on the cover page, were not updated to factor in the additional 500,000 shares that will be issued upon conversion of the October 4, 2023 Private Placement Convertible Notes or the transfer of Sponsor shares related the Private Placement agreement. Please revise or explain.

Response: The Company has amended the cover page of the Form F-4 in response to the Staff’s comments.

Questions and Answers About the Business Combination and the Extraordinary General Meeting What happens to the funds deposited in the Trust Account following the Business Combination,

2.	We note your revised disclosures in response to prior comment 6. Please provide us with a reconciliation beginning with the balance in the Trust Account as of the most recent balance sheet date included in the filing to the current Trust Account balance as disclosed here and on page 14.

Response: Please see the following reconciliation in response to the Staff’s comments.

Trust Account:-	Date	Amount (US$)

Balance, brought forward	June 30, 2023	19,698,408
10th extension note payable from Sponsor	July 5, 2023	75,030
11th extension note payable from Sponsor	August 3, 2023	69,763
Payment on actual redemption of 253,315 shares	August 3, 2023	(2,756,067)
Interest income from Bank		160,135

Balance, carried forward	August 31, 2023	17,247,269

Risks Related to Nova Vision and the Business Combination

Nova Vision has identified material weaknesses in its internal control over financial reporting,

3.	We note your revised disclosures in response to prior comment 10. This risk factor header addresses the fact that Nova Vision has identified material weaknesses in its internal control over financial reporting. The risk factor discussion, however, appears to focus on Nova Vision’s disclosure controls and procedures. Please revise to also discuss the impact of the material weaknesses on Nova Vision’s internal control over financial reporting.

Response: The Company has amended page 53 of the Form F-4 in response to the Staff’s comments.

Certain Projected Information of Real Messenger, page 93

4.	To the extent true, please prominently disclose that the revenue and other projections provided to the board were based on an assumed $150 million merger consideration and expected proceeds to be available to the company after consummation of the merger. Additionally, revise to highlight the current estimated merger consideration and expected proceeds as compared to the amount considered by the board in the initial report.

Response: The Company has amended page 94 of the Form F-4 in response to the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 134

5.	Your discussion of percentage ownerships following the Business Combination under both the no redemption and maximum redemption scenarios appears to exclude the percentage related to 200,000 Nova shares held by Shareholder. Please explain why or revise as necessary.

Response: The Company has amended page 134 of the Form F-4 in response to the Staff’s comments.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance

Sheet, page 139

6.	Your revised disclosure in response to comment 1 refers to an additional non-interest bearing, unsecured promissory note on September 6, 2023 for $69,763. Please tell us how the September note is reflected in the $1,320,025 aggregate principal balance of extension notes as well as in pro forma adjustment (1), as both did not change since your last filing .

Response: The Company has amended the Unaudited Pro Forma Condensed Combined Financial Information section of the Form F-4 in response to the Staff’s comments. Please see the following reconciliation table.

		Amount (US$)
	Principal balance of extension notes at August 31, 2023, per page 139 on F-1	1,320,025.00

	Add: 2 extension promissory notes
12th	September 6, 2023	69,763.00
13th	October 6, 2023	69,763.00
	Aggregate principal balance of extension notes as at October 30, 2023:	1,459,561.00

7.	Your response to prior comment 16 indicates that you have currently finalized $4.5 million under the Private Placement. Please explain why pro forma adjustments (9) and (10) assume the receipt of the entire $5.0 million in proceeds from the Private Placement. Tell us the status of the remaining $500,000 funding and revise as necessary.

Response: The Company has amended page 140 of the Form F-4 in response to the Staff’s comments.

* * *

Please contact the undersigned at +852 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Partner
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com